UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2026

Commission file number 001-36897

FIRSTSERVICE CORPORATION

(Translation of registrant’s name into English)

1255 Bay Street, Suite 600

Toronto, Ontario, Canada

M5R 2A9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]                                   Form 40-F [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRSTSERVICE CORPORATION

Date: March 10, 2026	/s/ Jeremy Rakusin
Name: Jeremy Rakusin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Management Information Circular for the Annual & Special Meeting of Shareholders to be held on April 1, 2026.
99.2	Proxy Voting Form for the Annual & Special Meeting of Shareholders to be held on April 1, 2026.